Exhibit 99.1

MHG - RECORD EARNINGS IN Q2 2014

Harvest volumes Q2 2014 (1)

Farming Norway	69 thousand tonnes
Farming Scotland	18 thousand tonnes
Farming Canada	7 thousand tonnes
Farming Chile	16 thousand tonnes
Other	4 thousand tonnes
Total	114 thousand tonnes

In connection with the presentation of the Q1 2014 results, Marine Harvest guided a total harvest volume of 109 thousand tonnes (HOG) for Q2 2014. Marine Harvest expects a total harvest volume of 417 thousand tonnes in 2014.

Notes:
(1) The harvest volumes are provided in head on gutted (HOG) equivalents. The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 1,200 million in Q2 2014 (NOK 901 million in Q2 2013). This is the highest recorded quarterly earnings for Marine Harvest.

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

•	Norway 12.1 NOK
•	Scotland 12.1 NOK
•	Canada 11.0 NOK
•	Chile 5.4 NOK

Reported net interest bearing debt (NIBD) was approximately NOK 7.0 billion by the end of the quarter.

The full Q2 2014 report will be released on 27 August at 0700 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include: risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.